July 3, 2007

Via EDGAR and Fax

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Larry Spirgel

RE:	4Kids Entertainment, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Fiscal Quarter Ended March 31, 2007
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the comment letter dated June 19, 2007 from Mr. Larry Spirgel of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2006 and Form 10-Q for Fiscal Quarter Ended March 31, 2007. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

• we are responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 12

1.	Comment: In addition to your discussion of revenues by segment, please also discuss your profit by segment. Refer to FRC section 501.06.a for guidance.

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Response: The Company discusses the material factors affecting its net profit (loss) by segment (which net profit (loss) by segment are reported under “Note 18- Segment and Related Information”) in its MD&A through its discussion and analysis of revenues, production services costs, amortization of television and film costs and amortization of the 4Kids TV broadcast fee. The following is a discussion of net profit (loss) by segment for the year ended December 31, 2006 as compared to the same period in 2005, which aggregates such information and includes a tabular summary of the information in Note 18.

	2006	2005	$ Change	% Change
Licensing	$11,475	$20,912	$(9,437)	(45)%
Advertising Media and Broadcast	(14,805)	(16,041)	1,236	8
Television and Film Production/Distribution	(1,092)	(80)	(1,012)	(1,265)
Trading Card and Game Distribution	(571)	-	(571)	-
Total	$(4,993)	$4,791	$(9,784)	(204)%

The decrease in the Licensing segment profit for 2006 as compared to 2005 is primarily attributable to lower licensing revenues from licensed Properties and increased selling, general and administrative expenses partially offset by an increase in interest income.

In the Advertising Media and Broadcast segment, the decrease in segment loss for 2006 as compared to 2005 was substantially due to decreased amortization for the 4Kids TV broadcast fee, partially offset by the reduced sale of network advertising time.

In the Television and Film Production/Distribution segment, the increase in segment loss for 2006 as compared to 2005 was primarily due to decreased production service revenue partially offset by decreased amortization of television and film costs.

In the Trading Card and Game Distribution segment the increase in segment loss was attributable to the fact that TC Digital and TC Websites commence operations in December 2006 and consequently there were no revenues in the segment in 2006 and 2005.

We intend to include a discussion of net profit (loss) by segment and explain the changes from year to year in our Form 10-K for the year ending December 31, 2007 in the manner provided above.

Selling, General and Administrative Expenses, page 17

2.	Comment: We note that you recognized $1.8 million in severance expenses in 2007 (2006). Please explain the nature of these expenses and clarify whether they relate to your discontinued operations.

Response: The referenced severance expenses consists of approximately $1,500 relating to the former COO which was incurred as of the quarter ended June 30, 2006 and approximately $300 relating to various other employees whose employment terminated at various times throughout the year. Consistent with the Company’s presentation of Summit Media as a discontinued operation, severance amounts relating to the closing of Summit Media were not included in the amounts discussed above and were disclosed on page 18 of Management’s Discussion and Analysis and in “Note 16- Discontinued Operations” on Form 10-K for the year ended December 31, 2006.

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2. Summary of Significant Accounting Policies, Page F-9

Film and Television Costs, page F-10

3.

Comment: We note that the company amortizes the capitalized broadcast fee paid to Fox based on estimated advertising revenue. Please tell us how you determined this was the appropriate amortization method. Include reference to authoritative literature used as guidance.

Response: Under its agreement with Fox Broadcasting Company (“Fox”), the Company has secured the exclusive right to program four hours principally on the Fox Network on Saturday mornings. The Company supplies the content and in return is permitted to sell and retain the revenue from the sale of national commercial units during the four hour block. The payments due to Fox under this agreement are broken out only by broadcast season (September to September), and not for any periods within the broadcast season. All monies paid in conjunction with this transaction are for the exclusive right to use Fox’s airtime and broadcast facilities for specified periods of time, and no risk of and/or transfers in ownership between the Company and Fox exist.

The Fox agreement represents an executory contract to lease airtime on the network for a specified period of time. Based on industry norms and the advertising business, the Company understands that the national commercial inventory in the leased airtime is more valuable during different times of the year. For example, national commercial inventory is more valuable in the weeks before Christmas than it is in other parts of the year. This is more a function of advertising dollars than the respective underlying costs associated with different commercial units (e.g. advertising time in the months before Christmas would be more expensive as it relates to children’s programming). Therefore, the Company believes that the amount of the Fox lease payments should not be expensed on a straight-line basis. Instead, the expensing of this lease should correlate to expected future advertising revenue sold by the Company during the four-hour time block for the applicable broadcast year commencing each September. The Company routinely sells a substantial portion of its annual advertising in the upfront markets (sold in the May thru July period prior to the September start of the broadcast year). The annual upfront advertising amounts are available for use in developing future advertising revenue streams, which are then factored into the calculation of amortization.

Authoritative Guidance

Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 13 – Accounting for Leases (“SFAS 13”), establishes standards of financial accounting and reporting for leases by lessees and lessors. For purpose of this Statement, a lease is defined as an agreement conveying the right to use property, plant or equipment (land and/or depreciable assets) usually for a stated period of time.

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We note the following paragraphs of this Statement:

Paragraph 7. If at its inception a lease meets one or more of the following four criteria, the lease is required to be classified as a capital lease by the lessee:

•	The lease transfers ownership of the property to the lessee by the end of the lease term.
•	The lease contains a bargain purchase option.
•	The lease term is equal to 75% or more of the economic useful life of the leased property.
•

The present value at the beginning of the lease term of the minimum lease payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profits thereon, equals or exceeds 90% of the excess of the fair value of the leased property.

Paragraph 15. Normally, rental fees on an operating lease is required to be charged to expense over the lease term as it becomes payable. If rental payments are not made on a straight-line basis, rental expense nevertheless shall be recognized on a straight-line basis unless another systematic and rational basis is more representative of the time pattern in which use benefit is derived from the leased property, in which case that basis shall be used.

Conclusion

The Company believes that based on the above fact pattern, as well as the authoritative guidance cited in SFAS No. 13, the Fox agreement does not constitute a capital lease, but rather an operating lease and therefore, the costs could not be capitalized as part of film production costs, under SOP 00-2. Therefore, the Company believes it should amortize the amount of the lease payments made to Fox, as per paragraph 15 of this Statement, which is highlighted above. The Company believes that the matching of the advertising revenue to the Fox fee is the proper accounting treatment as it matches revenues derived from the leased property against the proportionate expenses attributable to such period. Therefore, the Fox fee has been amortized and recorded as an expense based on an estimate of the percentage of advertising revenues realized in the applicable period. Changes in the revenue forecast throughout the season will be reflected in the amortization rate of the Fox fee. The Company believes that this is a more representative systematic approach than the straight-line method. It should be noted that this method will result in a higher percentage of the amount of lease payments being recognized in the first four months of the broadcast season (September to December) than the straight-line method would have recognized.

13. Commitments and Contingencies, page F-20

4.

Comment: Refer to your discussion of deferred revenue. We note that you sold an interest in current and future music assets to a third party. Tell us how you considered EITF 88-18 in accounting for the sale of future revenues, including your analysis of the features of the agreement that led you to determine that classification of the proceeds as deferred revenue, as opposed to debt, was appropriate.

Response: In classifying the current and future music assets which were sold to a third party, the Company considered whether the proceeds should be considered deferred revenue rather than debt. In determining this classification, the Company considered EITF 88-18 which is detailed below.

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Authoritative Guidance

As detailed in EITF 88-18, the Task Force reached a consensus that the presence of any one of the following factors independently creates a rebuttable presumption that classification of the proceeds as debt is appropriate:

•	The transaction does not purport to be a sale (that is, the form of the transaction is debt).
•

The enterprise has significant continuing involvement in the generation of the cash flows due the investor (e.g., active involvement in the generation of the operating revenues of a product line, subsidiary, or business segment).

•	The transaction is cancelable by either the enterprise or the investor through payment of a lump sum or other transfer of assets by the enterprise.
•	The investor's rate of return is implicitly or explicitly limited by the terms of the transaction.
•	Variations in the enterprise's revenue or income underlying the transaction have only a trifling impact on the investor's rate of return.
•	The investor has any recourse to the enterprise relating to the payments due the investor.

Conclusion

Based on its agreement with the third party in connection with the sale of its music assets, the Company concluded that none of the above factors were applicable. Therefore, the proceeds received from the third party were appropriately classified as deferred revenue on the balance sheet.

5.

Comment: Refer to your discussion of Home Video. Addressing the relevant accounting literature, tell us in more detail your accounting policy with regard to your agreements with an unaffiliated third party home video distributor.

Response: The Company enters into agreements with distributors under which we grant exclusive rights to distribute content for home video sales.

Under these agreements, distributors pay advances for the rights to use content and services of the Company. These advances/minimum guarantees are non-refundable, and are not cross-collateralized. The Company is entitled to a royalty on content sold, net of any applicable returns. The Company is also entitled to an agreed upon service fee based on content sold to compensate the Company for its marketing support.

The Company is contractually obligated to provide specific episodic content as detailed in each agreement. In addition, the Company is also contractually obligated to provide marketing support for the content sold. Marketing support represents promotions and commercials on 4Kids TV, ads on the Company’s websites and coordination of promotional opportunities with other licensees of the merchandising rights to the television series.

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Authoritative Guidance

As detailed in Staff Accounting Bulletin No. 101 – Revenue Recognition in Financial Statements (“SAB 101”), there are four basic criteria that the Staff believes must all be met before revenue generally is realized or realizable and earned:

•	persuasive evidence of an arrangement exists;
•	delivery has occurred or services have been rendered;
•	the seller’s price to the buyer is fixed or determinable; and,
•	collectibility is reasonably assured.

Emerging Issues Task Force Issue No. 00-21 – Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), deals with the accounting, by a vendor, for contractual arrangements in which multiple revenue-generating activities (deliverable) are sufficiently separable, and there exists sufficient evidence of fair values to account separately for the different deliverables (that is, there are separate units of accounting).

The Task Force has identified the issues under this EITF as:

•

Determining the unit(s) of accounting in an arrangement; that is, when should a revenue arrangement that involves multiple revenue-generating activities or deliverables be divided into separate units of accounting for revenue recognition purposes.

•	If separation of an arrangement is appropriate, how the arrangement consideration should be allocated to the units of accounting identified.
•	What effect, if any, certain contractual customer rights due to vendor nonperformance have on the accounting for revenue allocated to delivered units of accounting.
•

The accounting for direct costs incurred related to an arrangement when it is concluded that those costs are (a) not associated with any single deliverable under the arrangement or (b) associated with a specific deliverable that does not qualify as a separate unit of accounting and is, therefore, combined with another deliverable (or other deliverables) for purposes of revenue recognition.

We note the following paragraphs of this Issue:

Separate Units of Accounting

Paragraph 8. The Task Force reached a consensus that a revenue arrangement with multiple deliverables should be divided into separate units of accounting based on the deliverables in the arrangement if all of the following criteria are met:

•

the deliverable(s) in the arrangement that has been delivered represents a separate earnings process. Paragraph 83(b), footnote 51, of Concepts Statement 5; Question 5 of SAB 101; and Question 4 of the SAB 101 FAQ contain guidance regarding the earnings process;

•	any undelivered item(s) in the arrangement is not essential to the functionality (based on the guidance in paragraph 9) of the deliverable(s) in the arrangement that has been delivered; and
•	there is objective and reliable evidence of fair value to allocate the arrangement consideration to the deliverables in the arrangement in accordance with paragraphs 11-13.

If any of the criteria above are not met, the delivered item(s) being evaluated would not qualify to be a separate unit of accounting within the revenue arrangement. Instead, that deliverable would be combined with the other applicable deliverable(s) within the arrangement. The appropriate revenue recognition then would be determined for those combined deliverables as a single revenue

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accounting unit. The criteria for separating units of accounting should be applied consistently to contracts with similar characteristics and in similar circumstances.

Allocation of Arrangement Consideration

Paragraph 11. The Task Force reached a consensus that if objective and reliable evidence of fair value exists, the arrangement consideration should be allocated to the identified units of accounting based on their relative fair values. A vendor would not necessarily need to provide entity-specific or vendor-specific objective evidence (“VSOE”) of fair value. However, third-party evidence might not be relevant if a product or service is unique to a vendor. Absent a verifiable basis on which to allocate the consideration under an arrangement to the identified units of accounting, the unit of accounting for revenue recognition purposes should be the entire arrangement.

Paragraph 12. The Task Force observed that there may be instances in which objective and reliable evidence exists of the fair value(s) of the undelivered item(s) in an arrangement, but objective and reliable evidence of fair value does not exist for one or more of the delivered items in the arrangement. In such instances, the Task Force reached a consensus that the residual methods should be used to allocate revenue, provided that (a) the undelivered item meets all other applicable criteria for separate accounting in this Issue and (b) the fair value of all of the undelivered items is less than the total arrangement fee. Under the residual method, the amount of revenue allocated to the delivered item(s) equals (x) the total arrangement consideration less (y) the total fair value of the undelivered item(s), as indicated by the objective and reliable evidence. The Task Force reached a consensus that the residual method cannot be used to determine the fair value of an undelivered item.

Paragraph 13. The relative fair value allocation method results in a proportionate amount of any discount being applied to each unit of accounting for the arrangement based on each unit's fair value without regard to the discount. The residual allocation method results in the entire discount being allocated to the delivered unit(s) of accounting.

Impact of Certain Contractual Rights due to Nonperformance

Paragraph 14. Certain contractual terms in the arrangement may impact whether the entire amount allocated to a deliverable (revenue accounting unit) under the guidance above may be recognized as revenue when performance related to that deliverable (revenue accounting unit) is complete. Specifically, the portion of the consideration allocated to a revenue accounting unit in accordance with paragraphs 11-13 may be subject to forfeiture, refund, or other concession if any of the undelivered items are not delivered.

Paragraph 15. The contractual arrangement terms considered in this Issue are limited to those contractual arrangement terms that provide a customer with the right to return a delivered product or to receive a refund or concession (or to avoid payment for previously delivered items) only if the vendor fails to deliver any remaining undelivered items in the arrangement.

Paragraph 16. The Task Force agreed that a contractual term that allows a customer to return a product if any of the undelivered items are not delivered is not fundamentally different from a general right of return. As a result, the Task Force observed that the impact of those contractual terms on the revenue accounting should be evaluated in a manner similar to rights of return under SFAS No. 48- Revenue Recognition When Right of Return Exists. Further, a contractual term that allows a customer to receive a refund or concession if any of the undelivered items are not delivered may be, in essence, a cancellation penalty (performance disincentive or liquidating damage provision) related to the remaining undelivered items. However, the Task Force reached a consensus that if the amount of future returns or amounts of concessions cannot be reasonably estimated (for example, because there is significant uncertainty related to future performance),

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revenue should not be recognized for the portion of the allocated fee that is subject to forfeiture, refund, or other concession.

Conclusion

These agreements constitute arrangements with multiple deliverables, as outlined above in EITF 00-21. Under these agreements, the Company has committed to several deliverables consisting of music content, as well as a marketing and promotional support. Based on the criteria set forth in SAB 101 and EITF 00-21, the Company has not met all the criteria necessary to recognize revenue for the advances received and therefore is prohibited from recognizing revenue until these services and deliverables have been completed.

The Company believes that, based on the above fact pattern, as well as the authoritative literature cited, revenue from the advances would be earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance. In essence, the advances are initially recorded as a deferred liability, and recognized systematically over the periods that the fees are earned. The Company will have met the criteria set forth above when actual units are sold by the distributor. The Company has also established reserves as it relates to returns of home video products.

17. Related Party Transaction, page F-23

6.	Comment: Tell us in detail how you considered FIN 46(R) in connection with the TCD agreement and the operation agreement of TC Websites LLC.

Responses: The Company consolidates the accounts of 4Kids Entertainment, Inc. and its wholly-owned subsidiaries and investments constituting more than a 50% ownership interest in other entities after elimination of intercompany transactions and balances. Investments in affiliated companies over which the Company has a significant influence or ownership of more than 20% but less than or equal to 50% are accounted for using the equity method. This is disclosed in “Note 2 - Summary of Significant Accounting Policies” on Form 10-K dated December 31, 2006. In determining the appropriate accounting listed above as it relates to TC Digital and TC Websites, the below guidance was considered.

Authoritative Guidance

Under GAAP, a company must consolidate any entity in which it has a “controlling interest.” This term was long defined as ownership of more than 50% of the entity’s voting interests. FIN 46(R) makes two critical changes; it defines when a company (sponsor or creator of a variable interest entity) should base “controlling financial interest” on factors other than voting rights, and it applies a new “risk and rewards” model in these situations. Consequently, GAAP now prescribes two accounting models for consolidation:

•	the voting-interest model, where the investor owning more than 50% of an entity’s voting interests consolidates the investee’s operation; and
•

the risk-and-rewards model, where the party that participates in the majority of the entity’s economic impact consolidates such operations. This party could be an equity investor, other capital provider, or a party with contractual arrangements. FASB coined the term “variable interest entity” (VIE) for entities subject to the risk-and-rewards model.

Entities deemed VIEs must follow the provisions of FIN 46(R). Entities are deemed VIEs if they meet three requirements. First, they should not be self-supportive, as in the following instances:

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•	the entity is thinly capitalized (i.e., the equity is insufficient to fund the entity’s activities without additional subordinated financial support); or
•	the equity holders as a group possess at least one of the following five characteristics:
1.	have insufficient equity investment at risk;
2.	have inadequate rights to make significant decisions about the entity’s activities;
3.	possess no substantive voting rights;
4.	fail to absorb the pro-rated share of the entity’s expected losses; or
5.	fail to receive the pro-rated share of the entity’s expected residual returns.

Second, the entities must have variable interests in the VIE (e.g., provide it with financial support). The third and final requirement is that the entity must be the VIE’s primary beneficiary (e.g., one absorbing more than half of expected losses or receiving more than half of expected residual returns). If neither entity assumes more than half of the expected losses or expected gains, then there is no primary beneficiary and, therefore, no consolidation exists. When two parties are both primary beneficiaries (e.g., one absorbs half of the losses and the other absorbs half of the gains), a bias exists toward considering the decision maker or the party absorbing half of the losses to be the primary beneficiary.

Conclusion: Based on the criteria above, as well as the information in “Note 14- Minority interest”, “Note 15- Investment in unconsolidated affiliate”, and “Note 17- Related Party Transactions” on Form 10-K dated December 31, 2006, TC Digital and TC Websites did not qualify as VIE’s and were appropriately accounted for. Accordingly, TC Digital, a 53% owned subsidiary, is consolidated into the Company’s financial statements with a minority interest representing the minority member’s proportionate share. TC Websites is accounted for under the equity method for an investment in an unconsolidated affiliate, since the Company’s interest in TC Websites does meet the criteria for consolidation.

18. Segment and Related Information, page F-25

7.

Comment: It appears that most of your interest income relates to investments in auction rate securities, however, in your segment disclosure a significant portion of your interest income is allocated to your licensing segment. Please explain or revise.

Response: Since the Licensing segment was responsible for the majority of the Company’s net profits in previous fiscal years and the accumulation of the Company’s cash was a result of this period of time, interest income related to this cash balance is recorded in the Licensing segment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2007

2. Summary of Significant Accounting Policies, page 7

8.	Comment: You state that certain reclassifications have been made in prior year amounts to conform to the 2007 presentation. Please explain to us the reasons for the reclassification.

Response: Reclassifications were made to the Consolidated Balance Sheet for the Year Ended December 31, 2006 and on Form 10-Q for the Fiscal Quarter Ended March 31, 2007. The reclassification of $2,554 was made from Accounts Receivable, a short-term asset, to Other Assets,

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a long-term asset. This reclassification was made due to renegotiation of payment terms during the quarter ended March 31, 2007. Additionally, reclassifications were made to Consolidated Statement of Operations as it related to discontinued operations during the quarter ended March 31, 2006.

Please feel free to contact me should you have any further questions.

Sincerely,

/s/ Bruce R. Foster
Bruce R. Foster
Executive Vice President and Chief Financial Officer
4Kids Entertainment, Inc.